INDUSTRIAS CH, S.A. B. DE C.V.

Agustín Melgar No. 23 Apdo. Postal No. 1
C.P. 54030 Tlalnepantla, Edo. de México
Tel: 1165-1000 Fax: 1165-1001

July 27, 2010.

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.





10016122

Industrias CH, S.A.B. de C.V.
Rule 12g3-2-(b) File No. 82-34903 **SUPPL**

The enclosed results of operations for the second quarter 2010 are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Industrias CH, S.A.B. de C.V. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "Act"), afforded by Rule 12g3-2(b) there under.

This information is being furnished under paragraph (1) of Rule 12g-3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 the Act and that neither this letter nor the furnishing of such information and documents shall constitute and admission for any purpose that the Company is subject to the Act.

Very truly yours



Sergio Vigil
Chief Financial Officer



MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **02** YEAR: **2010**

INDUSTRIAS CH, S.A.B. DE C.V.

BALANCE SHEETS

TO JUNIO 30 OF 2010 AND 2009 **CONSOLIDATED**

(Thousand Pesos) **Final Printing**

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s01	**TOTAL ASSETS**	**32,391,403**	**100**	**35,807,266**	**100**
s02	**CURRENT ASSETS**	**16,302,874**	**50**	**16,025,036**	**45**
s03	CASH AND AVAILABLE INVESTMENTS	3,356,498	10	1,833,105	5
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	3,575,241	11	3,297,376	9
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	688,233	2	570,919	2
s06	INVENTORIES	8,436,576	26	10,090,130	28
s07	OTHER CURRENT ASSETS	246,326	1	233,506	1
s08	**LONG-TERM**	**0**	**0**	**0**	**0**
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENTS IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES, JOINT VENTURES AND ASSOCIATES	0	0	0	0
s11	OTHER INVESTMENTS	0	0	0	0
s12	**PROPERTY, PLANT AND EQUIPMENT (NET)**	**11,616,511**	**36**	**12,290,270**	**34**
s13	LAND AND BUILDINGS	5,372,803	17	5,362,513	15
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	16,027,270	49	15,733,957	44
s15	OTHER EQUIPMENT	318,383	1	317,411	1
s16	ACCUMULATED DEPRECIATION	10,536,593	33	9,668,219	27
s17	CONSTRUCTION IN PROGRESS	434,648	1	544,608	2
s18	**OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)**	**4,329,433**	**13**	**7,369,737**	**21**
s19	**OTHER ASSETS**	**142,585**	**0**	**122,223**	**0**
s20	**TOTAL LIABILITIES**	**6,994,141**	**100**	**9,667,288**	**100**
s21	**CURRENT LIABILITIES**	**3,426,203**	**49**	**4,416,704**	**46**
s22	SUPPLIERS	2,393,721	34	2,822,272	29
s23	BANK LOANS	0	0	30,365	0
s24	STOCK MARKET LOANS	3,822	0	3,987	0
s103	OTHER LOANS WITH COST	0	0	0	0
s25	TAXES PAYABLE	131,572	2	367,494	4
s26	OTHER CURRENT LIABILITIES WITHOUT COST	897,088	13	1,192,586	12
s27	**LONG-TERM LIABILITIES**	**0**	**0**	**0**	**0**
s28	BANK LOANS	0	0	0	0
s29	STOCK MARKET LOANS	0	0	0	0
s30	OTHER LOANS WITH COST	0	0	0	0
s31	**DEFERRED LIABILITIES**	**0**	**0**	**0**	**0**
s32	**OTHER NON CURRENT LIABILITIES WITHOUT COST**	**3,567,938**	**51**	**5,250,584**	**54**
s33	**CONSOLIDATED STOCKHOLDERS EQUITY**	**25,397,262**	**100**	**26,139,978**	**100**
s34	**COUNTABLE CAPITAL OF THE PARTICIPATION NOT CONTROLADORA**	**4,232,284**	**17**	**4,294,727**	**16**
s35	**COUNTABLE CAPITAL OF THE PARTICIPATION CONTROLADORA**	**21,164,978**	**83**	**21,845,251**	**84**
s36	**CONTRIBUTED CAPITAL**	**7,766,461**	**31**	**7,766,461**	**30**
s79	CAPITAL STOCK	6,636,495	26	6,636,495	25
s39	PREMIUM ON ISSUANCE OF SHARES	1,129,966	4	1,129,966	4
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	**EARNED CAPITAL**	**13,398,517**	**53**	**14,078,790**	**54**
s42	RETAINED EARNINGS AND CAPITAL RESERVES	12,807,880	50	13,447,576	51
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	600,499	2	641,076	2
s80	SHARES REPURCHASED	-9,862	0	-9,862	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **02** YEAR: **2010**

INDUSTRIAS CH, S.A.B. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	**CASH AND AVAILABLE INVESTMENTS**	**3,356,498**	**100**	**1,833,105**	**100**
s46	CASH	2,223,009	66	1,039,663	57
s47	AVAILABLE INVESTMENTS	1,133,489	34	793,442	43
s07	**OTHER CURRENT ASSETS**	**246,326**	**100**	**233,506**	**100**
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	246,326	100	233,506	100
s18	**OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)**	**4,329,433**	**100**	**7,369,737**	**100**
s48	DEFERRED EXPENSES (NET)	2,520,375	58	3,153,149	43
s49	GOODWILL	1,798,293	42	4,166,160	57
s51	OTHER	10,765	0	50,428	1
s19	**OTHER ASSETS**	**142,585**	**100**	**122,223**	**100**
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s104	BENEFITS TO EMPLOYEES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	142,585	100	122,223	100
s21	**CURRENT LIABILITIES**	**3,426,203**	**100**	**4,416,704**	**100**
s52	FOREIGN CURRENCY LIABILITIES	2,208,224	64	1,732,142	39
s53	MEXICAN PESOS LIABILITIES	1,217,979	36	2,684,562	61
s26	**OTHER CURRENT LIABILITIES WITHOUT COST**	**897,088**	**100**	**1,192,586**	**100**
s88	DERIVATIVE FINANCIAL INSTRUMENTS	176,308	20	343,027	29
s89	INTEREST LIABILITIES	5,463	1	5,340	0
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	715,317	80	844,219	71
s105	BENEFITS TO EMPLOYEES	0	0	0	0
s27	**LONG-TERM LIABILITIES**	**0**	**100**	**0**	**100**
s59	FOREIGN CURRENCY LIABILITIES	0	0	0	0
s60	MEXICAN PESOS LIABILITIES	0	0	0	0
s31	**DEFERRED LIABILITIES**	**0**	**100**	**0**	**100**
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	0	0	0	0
s32	**OTHER NON CURRENT LIABILITIES WITHOUT COST**	**3,567,938**	**100**	**5,250,584**	**100**
s66	DEFERRED TAXES	3,453,127	97	5,149,941	98
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	61,263	2	32,316	1
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	53,548	2	68,327	1
s79	**CAPITAL STOCK**	**6,636,495**	**100**	**6,636,495**	**100**
s37	CAPITAL STOCK (NOMINAL)	5,098,604	77	5,098,604	77
s38	RESTATEMENT OF CAPITAL STOCK	1,537,891	23	1,537,891	23

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **02** YEAR: **2010**

INDUSTRIAS CH, S.A.B. DE C.V.

BALANCE SHEETS

CONSOLIDATED

BREAKDOWN OF MAIN CONCEPTS

(Thousand Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s42	**RETAINED EARNINGS AND CAPITAL RESERVES**	**12,807,880**	**100**	**13,447,576**	**100**
s93	LEGAL RESERVE	666,558	5	550,221	4
s43	RESERVE FOR REPURCHASE OF SHARES	1,101,345	9	1,101,345	8
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	10,146,550	79	10,969,822	82
s45	NET INCOME FOR THE YEAR	893,427	7	826,188	6
s44	**OTHER ACCUMULATED COMPREHENSIVE RESULT**	**600,499**	**100**	**641,076**	**100**
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	0	0
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	695,931	116	831,880	130
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	-95,432	-16	-190,804	-30
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	0	0
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH**
QUARTER: **02** YEAR: **2010**

INDUSTRIAS CH, S.A.B. DE C.V.

BALANCE SHEETS

OTHER CONCEPTS

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
s72	WORKING CAPITAL	12,876,671	11,608,332
s73	PENSIONS AND SENIORITY PREMIUMS	0	0
s74	EXECUTIVES (*)	63	67
s75	EMPLOYEES (*)	1,688	1,938
s76	WORKERS (*)	3,468	2,983
s77	OUTSTANDING SHARES (*)	436,574,580	436,574,580
s78	REPURCHASED SHARES (*)	293,900	293,900
s101	RESTRICTED CASH	0	0
s102	DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH**

INDUSTRIAS CH, S.A.B. DE C.V.

QUARTER: **02** YEAR: **2010**

STATEMENTS OF INCOME

FROM JANUARY THE 1st TO JUNIO 30 OF 2010 AND 2009

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	**NET SALES**	**14,024,355**	**100**	**11,099,453**	**100**
r02	COST OF SALES	11,748,694	84	8,651,200	78
r03	**GROSS PROFIT**	**2,275,661**	**16**	**2,448,253**	**22**
r04	GENERAL EXPENSES	1,068,764	8	1,198,027	11
r05	**INCOME (LOSS) FROM OPERATION**	**1,206,897**	**9**	**1,250,226**	**11**
r08	OTHER INCOME AND (EXPENSE), NET	-35,648	0	1,962	0
r06	COMPREHENSIVE FINANCING RESULT	-64,867	0	-72,295	0
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES, JOINT VENTURES AND ASSOCIATES	0	0	0	0
r48	NON ORDINARY ITEMS	0	0	0	0
r09	**INCOME BEFORE INCOME TAXES**	**1,106,382**	**8**	**1,179,893**	**11**
r10	INCOME TAXES	-13,556	0	160,775	1
r11	**INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS**	**1,119,938**	**8**	**1,019,118**	**9**
r14	DISCONTINUED OPERATIONS	0	0	0	0
r18	**NET CONSOLIDATED INCOME**	**1,119,938**	**8**	**1,019,118**	**9**
r19	NET INCOME OF PARTICIPATION NOT CONTROLADORA	226,511	2	192,930	2
r20	**NET INCOME OF PARTICIPATION CONTROLADORA**	**893,427**	**6**	**826,188**	**7**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH**

INDUSTRIAS CH, S.A.B. DE C.V.

QUARTER: **02** YEAR: **2010**

STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	**NET SALES**	**14,024,355**	**100**	**11,099,453**	**100**
r21	DOMESTIC	6,648,422	47	7,056,969	64
r22	FOREIGN	7,375,933	53	4,042,484	36
r23	TRANSLATED INTO DOLLARS (***)	582,139	4	289,841	3
r08	**OTHER INCOME AND (EXPENSE), NET**	**-35,648**	**100**	**1,962**	**100**
r49	OTHER INCOME AND (EXPENSE), NET	-35,648	100	1,962	100
r34	EMPLOYEES PROFIT SHARING EXPENSES	0	0	0	0
r35	DEFERRED EMPLOYEES PROFIT SHARING	0	0	0	0
r06	**COMPREHENSIVE FINANCING RESULT**	**-64,867**	**100**	**-72,295**	**100**
r24	INTEREST EXPENSE	5,421	-8	23,973	-33
r42	GAIN (LOSS) ON RESTATEMENT OF UDIS	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	11,304	-17	29,352	-41
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE GAIN (LOSS) (NET)	-70,750	109	-77,674	107
r28	RESULT FROM MONETARY POSITION	0	0	0	0
r10	**INCOME TAXES**	**-13,556**	**100**	**160,775**	**100**
r32	INCOME TAX	32,391	-239	55,990	35
r33	DEFERRED INCOME TAX	-45,947	339	104,785	65

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH**

QUARTER: **02** YEAR: **2010**

INDUSTRIAS CH, S.A.B. DE C.V.

STATEMENTS OF INCOME

CONSOLIDATED

OTHER CONCEPTS

(Thousand Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
r36	TOTAL SALES	14,725,573	11,654,426
r37	TAX RESULT FOR THE YEAR	0	0
r38	NET SALES (**)	25,091,822	31,207,869
r39	OPERATING INCOME (**)	-253,337	2,144,826
r40	NET INCOME OF PARTICIPATION CONTROLADORA(**)	-627,485	1,378,039
r41	NET CONSOLIDATED INCOME (**)	-584,633	1,704,168
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	572,945	585,307

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH**

INDUSTRIAS CH, S.A.B. DE C.V.

QUARTER: **02** YEAR: **2010**

QUARTERLY STATEMENTS OF INCOME

FROM APRIL1 TO JUNE 30 OF 2010

CONSOLIDATED

(Thousand Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	**NET SALES**	**7,038,880**	**100**	**5,088,011**	**100**
rt02	COST OF SALES	5,987,630	85	3,873,024	76
rt03	**GROSS PROFIT**	**1,051,250**	**15**	**1,214,987**	**24**
rt04	GENERAL EXPENSES	527,988	8	586,254	12
rt05	**INCOME (LOSS) FROM OPERATION**	**523,262**	**7**	**628,733**	**12**
rt08	OTHER INCOME AND (EXPENSE), NET	-44,541	0	1,331	0
rt06	COMPREHENSIVE FINANCING RESULT	12,179	0	-167,352	-3
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES, JOINT VENTURES AND ASSOCIATES	0	0	0	0
rt48	NON ORDINARY ITEMS	0	0	0	0
rt09	**INCOME BEFORE INCOME TAXES**	**490,900**	**7**	**462,712**	**9**
rt10	INCOME TAXES	-34,090	0	154,041	3
rt11	**INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS**	**524,990**	**7**	**308,671**	**6**
rt14	DISCONTINUED OPERATIONS	0	0	0	0
rt18	**NET CONSOLIDATED INCOME**	**524,990**	**7**	**308,671**	**6**
rt19	NET INCOME OF PARTICIPATION NOT CONTROLADORA	92,331	1	64,842	1
rt20	**NET INCOME OF PARTICIPATION CONTROLADORA**	**432,659**	**6**	**243,829**	**5**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH**
INDUSTRIAS CH, S.A.B. DE C.V.

QUARTER: **02** YEAR: **2010**

QUARTERLY STATEMENTS OF INCOME

CONSOLIDATED

BREAKDOWN OF MAIN CONCEPTS

(Thousand Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt0	**NET SALES**	**7,038,880**	**100**	**5,088,011**	**100**
rt21	DOMESTIC	3,157,245	45	3,470,655	68
rt22	FOREIGN	3,881,635	55	1,617,356	32
rt23	TRANSLATED INTO DOLLARS (***)	302,322	4	121,317	2
rt08	**OTHER INCOME AND (EXPENSE), NET**	**-44,541**	**100**	**1,331**	**100**
rt49	OTHER INCOME AND (EXPENSE), NET	-44,541	100	1,331	100
rt34	EMPLOYEES PROFIT SHARING EXPENSES	0	0	0	0
rt35	DEFERRED EMPLOYEES PROFIT SHARING	0	0	0	0
rt06	**COMPREHENSIVE FINANCING RESULT**	**12,179**	**100**	**-167,352**	**100**
rt24	INTEREST EXPENSE	3,840	32	13,276	-8
rt42	GAIN (LOSS) ON RESTATEMENT OF UDIS	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	8,581	70	14,150	-8
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE GAIN (LOSS) (NET)	7,438	61	-168,226	101
rt28	RESULT FROM MONETARY POSITION	0	0	0	0
rt10	**INCOME TAXES**	**-34,090**	**100**	**154,041**	**100**
rt32	INCOME TAX	10,160	-30	216,099	140
rt33	DEFERRED INCOME TAX	-44,250	130	-62,058	-40

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH**

INDUSTRIAS CH, S.A.B. DE C.V.

QUARTER: **02** YEAR: **2010**

QUARTERLY STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	291,505	289,305

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **02** YEAR: **2010**

INDUSTRIAS CH, S.A.B. DE C.V.

STATE OF CASH FLOW (INDIRECT METHOD)

Final Printing

MAIN CONCEPTS

(Thousand Pesos)

CONSOLIDATED

REF F	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
	ACTIVITIES OF OPERATION		
e01	**INCOME (LOSS) BEFORE INCOME TAXES**	1,106,382	1,179,893
e02	+ (-)ITEMS NOT REQUIRING CASH	-1,309	-12,665
e03	+ (-)ITEMS RELATED TO INVESTING ACTIVITIES	561,641	555,955
e04	+ (-)ITEMS RELATED TO FINANCING ACTIVITIES	5,421	23,973
e05	**CASH FLOW BEFORE INCOME TAX**	1,672,135	1,747,156
e06	CASH FLOWPROVIDED OR USED IN OPERATION	-473,633	-144,704
e07	**NET CASH FLOWS PROVIDED OF OPERATING ACTIVITIES**	1,198,502	1,602,452
	INVESTMENT ACTIVITIES		
e08	NET CASH FLOW FROM INVESTING ACTIVITIES	-154,008	-634,005
e09	**FINANCING ACTIVITIES**	1,044,494	968,447
	FINANCING ACTIVITIES		
e10	NET CASH FROM FINANCING ACTIVITIES	-5,421	-131
e11	**NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS**	1,039,073	968,316
e12	**TRANSLATION DIFFERENCES IN CASH AND CASH EQUIVALENTS**	-564	-2,111
e13	CASH AND CASH EQUIVALENTS AT THE BEGINING OF PERIOD	2,317,989	866,900
e14	**CASH AND CASH EQUIVALENTS AT END OF PERIOD**	3,356,498	1,833,105

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **02** YEAR: **2010**

INDUSTRIAS CH, S.A.B. DE C.V.

STATE OF CASH FLOW (INDIRECT METHOD)

BREAKDOWN OF MAIN CONCEPTS

Final Printing

(Thousand Pesos)

CONSOLIDATED

REF F	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
e02	**+ (-)ITEMS NOT REQUIRING CASH**	-1,309	-12,665
e15	+ESTIMATES FOR THE PERIOD	0	0
e16	+PROVISIONS FOR THE PERIOD	-1,309	-1,779
e17	+ (-)OTHER UNREALIZED ITEMS	0	-10,886
e03	**+ (-)ITEMS RELATED TO INVESTING ACTIVITIES**	561,641	555,955
e18	+ DEPRECIATION AND AMORTIZATION FOR THE PERIOD	572,945	585,307
e19	(-) +GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
e20	+IMPAIRMENT LOSS	0	0
e21	(-) +EQUITY IN RESULTS OF ASSOCIATES AND JOINT VENTURES	0	0
e22	(-)DIVIDENDS RECEIVED	0	0
e23	(-)INTEREST INCOME	-11,304	-29,352
e24	(-)+ OTHER ITEMS	0	0
e04	**+ (-)ITEMS RELATED TO FINANCING ACTIVITIES**	5,421	23,973
e25	+ACCRUED INTEREST	5,421	23,973
e26	+ (-) OTHER ITEMS	0	0
e06	**CASH FLOWPROVIDED OR USED IN OPERATION**	-473,633	-144,704
e27	+ (-)DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	-1,099,577	-52,635
e28	+ (-)DECREASE (INCREASE) IN INVENTORIES	28,045	909,413
e29	+ (-)DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	858,831	18,621
e30	+ (-)INCREASE (DECREASE) IN SUPPLIERS	372,332	-695,124
e31	+ (-)INCREASE (DECREASE) IN OTHER LIABILITIES	-589,009	196,504
e32	+ (-) INCOME TAXES PAID OR RETURNED	-44,255	-521,483
e08	**NET CASH FLOW FROM INVESTING ACTIVITIES**	-154,008	-634,005
e33	-PERMANENT INVESTMENT IN SHARES	0	0
e34	+DISPOSITION OF PERMANENT INVESTMENT IN SHARES	0	0
e35	-INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT	-165,312	-330,128
e36	+SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
e37	-INVESTMENT IN INTANGIBLE ASSETS	0	-333,229
e38	+DISPOSITION OF INTANGIBLE ASSETS	0	0
e39	-OTHER PERMANENT INVESTMENTS	0	0
e40	+DISPOSITION OF OTHER PERMANENT INVESTMENTS	0	0
e41	+ DIVIDEND RECEIVED	0	0
e42	+INTEREST RECEIVED	11,304	29,352
e43	+ (-)DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS	0	0
e44	+ (-)OTHER ITEMS	0	0
e10	**NET CASH FROM FINANCING ACTIVITIES**	-5,421	-131
e45	+BANK FINANCING	0	20,061
e46	+STOCK MARKET FINANCING	0	0
e47	+OTHER FINANCING	0	0
e48	(-)BANK FINANCING AMORTIZATION	0	0
e49	(-)STOCK MARKET FINANCING AMORTIZATION	0	0
e50	(-)OTHER FINANCING AMORTIZATION	0	0
e51	+ (-)INCREASE (DECREASE) IN CAPITAL STOCK	0	0
e52	(-)DIVIDENDS PAID	0	0
e53	+PREMIUM ON ISSUANCE OF SHARES	0	0
e54	+CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
e55	-INTEREST EXPENSE	-5,421	-20,192
e56	-REPURCHASE OF SHARES	0	0
e57	+ (-)OTHER ITEMS	0	0

* IN CASE THAT THIS AMOUNT IS DIFFERENT FROM THE R47 ACCOUNT IT WILL HAVE TO EXPLAIN IN NOTES.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH**

INDUSTRIAS CH, S.A.B. DE C.V.

QUARTER: **02** YEAR: **2010**

DATA PER SHARE

CONSOLIDATED

Final Printing

REF D	CONCEPTS	CURRENT YEAR			PREVIOUS YEAR		
		AMOUNT			AMOUNT		
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$	-1.44		$	3.90	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$	0.00		$	0.00	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00		$	0.00	
d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS PER COMMON SHARE (**)	$	-1.44		$	3.90	
d05	DISCONTINUED OPERATIONS EFFECT ON EARNING (LOSS) PER SHARE (**)	$	0.00		$	0.00	
d08	CARRYNG VALUE PER SHARE	$	48.48		$	50.04	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$	0.00		$	0.00	
d10	DIVIDEND IN SHARES PER SHARE		0.00	shares		0.00	shares
d11	MARKET PRICE TO CARRYING VALUE		0.90	times		0.81	times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		-30.37	times		10.42	times
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00	times		0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **02** YEAR: **2010**

INDUSTRIAS CH, S.A.B. DE C.V.

RATIOS **CONSOLIDATED**

Final Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET CONSOLIDATED INCOME TO NET SALES	7.99	%	9.18	%
p02	NET CONSOLIDATED INCOME TO STOCKHOLDERS EQUITY (**)	-2.30	%	6.52	%
p03	NET INCOME TO TOTAL ASSETS (**)	-1.80	%	4.76	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
p05	RESULT FROM MONETARY POSITION TO NET CONSOLIDATED INCOME	0.00	%	0.00	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	0.77	times	0.87	times
p07	NET SALES TO PROPERTY, PLANT AND EQUIPMENT (NET) (**)	2.16	times	2.54	times
p08	INVENTORIES TURNOVER (**)	2.71	times	2.60	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	40	days	46	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	0.00	%	0.25	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	21.59	%	27.00	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS EQUITY	0.28	times	0.37	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	31.57	%	17.92	%
p14	LONG-TERM LIABILITIES TO PROPERTY, PLANT AND EQUIPMENT (NET)	0.00	%	0.00	%
p15	INCOME (LOSS) AFTER GENERAL EXPENSES TO INTEREST PAID	222.63	times	52.15	times
p16	NET SALES TO TOTAL LIABILITIES (**)	3.59	times	3.23	times
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	4.76	times	3.63	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	2.30	times	1.34	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	2.33	times	1.66	times
p20	CASH AND SHORT-TERM INVESTMENTS TO CURRENT LIABILITIES	97.97	%	41.50	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **02** YEAR: **2010**

INDUSTRIAS CH, S.A.B. DE C.V.

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

SUBSIDIARIES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP
OPERADORA DE INDUSTRIAS CH, S.A. DE C.V.	COMPRA VENTA, DISTRIB. Y MAQUILA DE TUBO	50	99.99
SERVICIOS CH, S.A. DE C.V.	PRESTACIÓN DE TODA CLASE DE SERVICIOS	1	99.99
ACEROS CH, S.A. DE C.V.	COMERC. EN GRAL. DE TODA CLASE DE ACEROS	50	99.99
CIA. MEXICANA DE PERFILES Y TUBOS, S.A. DE C.V.	FABRICACION DE PERFILES Y TUBULARES	445,000	99.99
INMOBILIARIA PYTSA, S.A. DE C.V.	ARRENDAMIENTO DE BIENES INMUBLES	50,000	99.99
PROCARSA, S.A. DE C.V.	FABRICACIÓN Y EXPORTACIÓN DE TUBERÍA	123,628,404	99.99
INMOBILIARIA PROCARSA, S.A. DE C.V.	ARRENDAMIENTO DE BIENES INMUEBLES	50,000	99.99
TUBERIAS PROCARSA ,S.A DE C.V.	FABRICACIÓN Y EXPORTACIÓN DE TUBERÍA	588,927,239	99.99
OPERADORA PROCARSA, S.A. DE C.V.	COMPRA VENTA, DIST., Y MAQUILA DE TUBO	15,000	99.99
SIDERURGICA DEL GOLFO, S.A. DE C.V.	FABRICACIÓN DE ANGULO Y SOLERA	12,117,550	99.99
SIGOSA ACEROS, S.A DE C.V.	COMPRA VENTA Y DIST DE ANGULO Y ACERO	32,629,700	99.99
SERVICIOS ADMINISTRATIVOS SIGOSA, S.A DE C.V.	PRESTACIÓN DE TODA CLASE DE SERVICIOS	50,000	99.99
PYTSA MONCLOVA, SA DE C.V.	FABRICACIÓN DE TUBOS Y PERFILES	50,000	99.99
GRUPO SIMEC, S.A.B. DE C.V. Y SUBSIDIARIAS.	MANF. Y VENTA DE PROD. SIDERÚRGICOS	497,709,214	76.47
OPERADORA ICH, S.A DE C.V.	FABRICACIÓN DE ACEROS ESPECIALES	45,000	99.99
ADMINISTRACION DE EMPRESAS CH, S.A DE C.V.	PRESTACIÓN DE TODA CLASE DE SERVICIOS	50,000	99.99
PYTSA INDUSTRIAL, S.A DE C.V.	FABRICACION DE PERFILES Y TUBULARES	1,000,000	99.99
ACEROS Y LAMINADOS SIGOSA, S.A DE C.V.	COMPRA VENTA Y DIST. DE ANGULO Y SOLERA	39,579,700	99.99
PYTSA INDuSTRIAL DE MÉXICO, S. A. DE C. V.	MATERIALES METALICOS PARA LA CONSTRUCCIÓ	50,000	99.99
ADMINISTRACIÓN Y CONTROL DE LA PRODUCCIÓN, S.A DE	PRESTACIÓN DE TODA CLASE DE SERVICIOS	50,000	99.99
COMERCIALIZADORA PYTSA, S.A DE C.V.	PRESTACIÓN DE TODA CLASE DE SERVICIOS	50,000	99.99
SIM REP CORPORATION	TENEDORA DE ACCIONES	1,000	99.86
HOLDING PROTEL , S.A DE C.V.	TENEDORA DE ACCIONES	90,273,151	100.00
INDUSTRIAL PROCARSA, S.A DE C.V.	FABRICACIÓN Y EXPORTACIÓN DE TUBERÍA	49,857,883	100.00
CIA. SIDERURGICA DEL GOLFO, S.A DE C.V.	COMPRA VENTA Y DIST. DE ANGULO Y SOLERA	23,264,129	100.00
NUEVA PYTSA INDUSTRIAL, S.A . DE C.V.	COMERZIALIZADORA DE LAMINA EN ROLLO	13,318,498	100.00
BASTEK INVESTMENTS, B.V.	TENEDORA DE ACCIONES	200	100.00
COMERCIALIZADORA SIGOSA, S.A. DE C.V.	COMPRA VENTA Y DIST. DE ANGULO Y SOLERA	50,000	99.99
PERFILES COMERCIALES SIGOSA, S.A. DE C.V.	COMPRA VENTA Y DIST. DE ANGULO Y SOLERA	2,000	99.99
TUBOS Y PERFILES PROCARSA, S.A. DE C.V.	FABRICACION DE TUBOS Y PERFILES	50,000	99.99

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH**

INDUSTRIAS CH, S.A.B. DE C.V.

QUARTER: **02** YEAR: **2010**

CREDITS BREAK DOWN

(Thousand Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
BANKS																
FOREIGN TRADE																
SECURED																
COMMERCIAL BANKS																
OTHER																
TOTAL BANKS					0	0	0	0	0	0	0	0	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH**

QUARTER: **02** YEAR: **2010**

INDUSTRIAS CH, S.A.B. DE C.V.

CREDITS BREAK DOWN

(Thousand Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
STOCK MARKET																
LISTED STOCK EXCHANGE																
UNSECURED																
MEDIUM TERM	NOT	20/08/1993	15/12/1998								0	3,822	0	0	0	0
SECURED																
PRIVATE PLACEMENTS																
UNSECURED																
SECURED																
TOTAL BANKS					0	0	0	0	0	0	0	3,822	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH**

QUARTER: **02** YEAR: **2010**

INDUSTRIAS CH, S.A.B. DE C.V.

CREDITS BREAK DOWN

(Thousand Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF AGREEMENT	AMORTIZATION DATE		AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
SUPPLIERS																
DIVERSOS	NOT APPLIED				778,137	0	0	0	0	0						
DIVERSOS	NOT										0	1,615,584	0	0	0	0
TOTAL SUPPLIERS					778,137	0	0	0	0	0	0	1,615,584	0	0	0	0
OTHER LOANS WITH COST (S103 Y S30)																
	NOT APPLIED				0	0	0	0	0	0						
	NOT										0	0	0	0	0	0
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES WITHOUT COST (S26)																
DIVERSOS	NOT APPLIED				308,270	0										
DIVERSOS											588,818	0				
TOTAL					308,270	0	0	0	0	0	588,818	0	0	0	0	0
TOTAL					**1,086,407**	**0**	**0**	**0**	**0**	**0**	**588,818**	**1,619,406**	**0**	**0**	**0**	**0**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH**
INDUSTRIAS CH, S.A.B. DE C.V.

QUARTER: **02** YEAR: **2010**

MONETARY FOREIGN CURRENCY POSITION

CONSOLIDATED

(Thousand Pesos)

Final Printing

FOREIGN CURRENCY POSITION	DOLLARS		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	DOLLARS	PESOS	DOLLARS	PESOS	
MONETARY ASSETS	**456,596**	**5,862,422**	**1**	**13**	**5,862,435**
LIABILITIES POSITION	**171,888**	**2,206,960**	**100**	**1,265**	**2,208,225**
SHORT-TERM LIABILITIES POSITION	171,888	2,206,960	100	1,265	2,208,225
LONG-TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	**284,708**	**3,655,462**	**-99**	**-1,252**	**3,654,210**

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH**

QUARTER: **02** YEAR: **2010**

INDUSTRIAS CH, S.A.B. DE C.V.

RESULT FROM MONETARY POSITION

CONSOLIDATED

(Thousand Pesos)

Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITY MONETARY POSITION	MONTHLY INFLATION	MONTHLY PROFIT AND (LOSS)

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

ACTUAL SITUATION OF FINANCIAL LIMITED

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
PLANTA DE ACERO TLALNEPANTLA	PLANTA PRODUCTORA DE ACEROS	100	0.00
PLANTA DE TUBERIA MONCLOVA	PLANTA PROD DE TUB CON COSTURA	176	53.00
PLANTA DE PERFILES ECATEPEC	PLANTA PROD DE TUB CON COSTURA DE	100	64.00
PLANTA DE LAM MATAMOROS	PLANTA PRODUCTORA DE PERFILES	250	70.00
PLANTA DE ACERO EN GUADALAJARA	PRODUCCION Y VENTA DE acero	480	77.11
PLANTA DE ACERO MEXICALI	PRODUCCION Y VENTA DE acero	250	82.14
PLANTAS ACERO APIZACO-CHOLULA	PRODUCCION Y VENTA DE ACERO	460	72.07
PLANTA DE ACERIA CANTON	PRODUCCION DE BILLET	1,380	70.30
PLANTA DE ACERIA EN LORAIN	PRODUCCION DE BILLET	1,150	0.00
PLANTA LORAIN (LAMINACION)	PRODUCCION Y VENTA DE ACERO	840	40.30
PLANTA LACKAWANNA	PRODUCCION Y VENTA DE ACERO	600	73.90
PLANTA MASSILLION	PRODUCCION Y VENTA DE ACERO	125	55.70
PLANTA GARY	PRODUCCION Y VENTA DE ACERO	70	37.50
PLANTA ONTARIO	PRODUCCION Y VENTA DE ACERO	60	67.50
PLANTAS EN SAN LUIS POTOSI	PRODUCCION Y VENTA DE ACERO	600	91.57

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH**

INDUSTRIAS CH, S.A.B. DE C.V.

QUARTER: **02** YEAR: **2010**

MAIN RAW MATERIALS

CONSOLIDATED

Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	DOM. SUBST.	COST PRODUCTION (%)
CHATARRA, PLANTAS EN USA	DIVERSOS	Importación	NO	25.00
CHATARRA, PLANTAS EN MEXICO	DIVERSOS	Nacional		40.00
LAMINA ROLADA EN CALIENTE	ALTOS HORNOS DE MEXICO, S.A. T	Nacional		4.00
PALANQUILLA	DIVERSOS	Nacional		4.00
PELLETS, PLANTAS EN USA	CLIFF SALES COMPANY, US STEEL	Importación	NO	8.00
FERROALEACIONES, PLANTAS EN US	DIVERSOS	Importación	NO	6.00
FERROALEACIONES, PLANTAS EN ME	DIVERSOS	Nacional		4.00
ELECTRODOS, PLANTAS USA	SGL, CARBON,	Importación	NO	2.67
ELECTRODOS, PLANTAS EN MEXICO	DIVERSOS	Nacional		2.30
				0

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **02** YEAR: **2010**

INDUSTRIAS CH, S.A.B. DE C.V.

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

NET SALES/TOTAL SALES

Final Printing

MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES					
ACEROS ESPECIALES	141	1,446,943	0.00		
aceros comerciales	562	4,943,528	0.00		
tuberia	10	257,951	0.00		
FOREIGN SALES					
	561	7,375,933	0.00		
TOTAL		**14,024,355**			

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **02** YEAR: **2010**

INDUSTRIAS CH, S.A.B. DE C.V.

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

FOREIGN SALES

Final Printing

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT					
ACEROS ESPECIALES	70	804,297			
aceros comerciales	78	710,443			
tuberia	5	77,346			
FOREIGN SUBSIDIARIES					
aceros especiales	408	5,783,847			
TOTAL		**7,375,933**			

NOTES

PROJECT, AMOUNT EXERCISED AND PROGRESS PERCENTAGE

INFORMATION RELATED TO BULLETIN B-15
(FOREIGN CURRENCY TRANSLATION)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH**

QUARTER: **02** YEAR: **2010**

INDUSTRIAS CH, S.A.B. DE C.V.

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
B	0.00000	0	360,507,744	76,066,836	0	436,574,580	3,484,908	1,613,696
TOTAL			360,507,744	76,066,836	0	436,574,580	3,484,908	1,613,696

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION 436,574,580

NOTES

DERIVATIVE FINANCIAL INSTRUMENTS